SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For News Release Dated December 15, 2004___________________________

BIOTECH HOLDINGS LTD. _

(Exact name of Registrant as specified in its charter)

#160 - 3751 Shell Road, Richmond, British Columbia, Canada, V6X 2W2 _

(Address of principal executive offices)

Commission file number 0-29108 _

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F Yes Form 40-F No

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

No

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Biotech Holdings Ltd..

Date: December 16, 2004 By: /s/ Robert Rieveley

-------------------------------------

Name: Robert Rieveley

Title: Chief Executive Officer

Biotech Holdings Ltd.

Filed in this Form 6-K

Documents index

  News Release dated December 15, 2004

BIOTECH HOLDINGS RECEIVES $764,239 IN PRIVATE PLACEMENT FUNDING

Vancouver, B.C., December 15, 2004 - Robert Rieveley, President of Biotech Holdings (the "Company", TSX-V: BIO.V; OTC BB: BIOHF) announced today that the Company received a total of $764,239 for a private placement announced October 26, 2004. As a result of the private placement, 1,528,479 shares have been issued at $.50 per share along with 1,528,479 warrants exercisable at $.55 each for a two-year period. Insiders have participated for up to 31 % of the private placement.

"The private placement funds received will be used for media and other costs of the launch of our Sucanon diabetes drug in Mexico, as well as for general corporate purposes, " Mr. Rieveley said.

Mexico, where diabetes is the leading cause of death, is the eighth largest pharmaceutical market in the world. Sucanon has received regulatory approval in Mexico and Peru.

If you would you would like to be added to Biotech Holdings^ email list for future news updates or summary clinical materials, please visit our website at http://www.biotechltd.com.

Biotech Holdings Ltd.^s head office is in Richmond, British Columbia. Biotech Holdings^ shares trade on the Over the Counter Bulletin Board in the United States (BIOHF.OB) and on the TSX Venture Exchange in Canada (BIO.V). For inquiries, contact Austin Rand at Biotech Holdings Ltd., 1 888 216 1111 (toll-free), 8:00 a.m. to 4 p.m. Pacific time, or by e-mail at biotech@direct.ca. For background information and current stock quotations, please visit our website at www.biotechltd.com.

Any statements made in this release that are not based on historical fact are forward-looking statements. Any forward-looking statements made in this release represent management^s best judgment as to what may occur in the future. However, actual outcome and results are not guaranteed and are subject to certain risks, uncertainties and assumptions and may differ materially from what is expressed.